                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (AMENDMENT NO. 1)(1)

                            ADVANCED MAGNETICS, INC.
                            ------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   00753P 10 3
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P.
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                 (312) 263-7777
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 28, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)



-----------------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 2 of 9 Pages
-------------------------                                   ------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                 NUMBER                      7      SOLE VOTING POWER
                   OF                                        -0-
                 SHARES                -----------------------------------------
              BENEFICIALLY                   8      SHARED VOTING POWER
              OWNED BY EACH                             385,413
                REPORTING              -----------------------------------------
                 PERSON                      9      SOLE DISPOSITIVE POWER
                  WITH                                    -0-
                                       -----------------------------------------
                                            10      SHARED DISPOSITIVE POWER
                                                        385,413
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                   385,413
--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.7%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 3 of 9 Pages
-------------------------                                   ------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    BIOTECHNOLOGY VALUE FUND II, L.P.
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                  NUMBER                      7      SOLE VOTING POWER
                    OF                                        -0-
                  SHARES               -----------------------------------------
               BENEFICIALLY                   8      SHARED VOTING POWER
               OWNED BY EACH                               394,257
                 REPORTING             -----------------------------------------
                  PERSON                      9      SOLE DISPOSITIVE POWER
                   WITH                                      -0-
                                       -----------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                           394,257
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                    394,257
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.8%
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
                    PN
--------------------------------------------------------------------------------

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 4 of 9 Pages
-------------------------                                   ------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BVF PARTNERS L.P.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                 NUMBER                      7      SOLE VOTING POWER
                   OF                                      -0-
                 SHARES                -----------------------------------------
              BENEFICIALLY                   8      SHARED VOTING POWER
              OWNED BY EACH                              796,050
                REPORTING              -----------------------------------------
                 PERSON                      9      SOLE DISPOSITIVE POWER
                  WITH                                     -0-
                                       -----------------------------------------
                                            10      SHARED DISPOSITIVE POWER
                                                         796,050
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                   796,050
--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                / /
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.8%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 5 of 9 Pages
-------------------------                                   ------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   BVF INC.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS*
                   WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                 NUMBER                      7      SOLE VOTING POWER
                   OF                                      -0-
                 SHARES                -----------------------------------------
              BENEFICIALLY                   8      SHARED VOTING POWER
              OWNED BY EACH                               796,050
                REPORTING              -----------------------------------------
                 PERSON                      9      SOLE DISPOSITIVE POWER
                  WITH                                      -0-
                                       -----------------------------------------
                                            10      SHARED DISPOSITIVE POWER
                                                          796,050
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
                   796,050
--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.8%
--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
                   IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 6 of 9 Pages
-------------------------                                   ------------------

Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D dated September 8, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Stock"), of Advanced Magnetics, Inc. ("Advanced Magnetics"). The principle office of Advanced Magnetics is located at 61 Mooney Street, Cambridge, MA 02138-1038.

Item 2 is hereby amended to read in its entirety as follows:

ITEM 2.      IDENTITY AND BACKGROUND.

         The persons filing this Amendment, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

         (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

         (b) The business address of BVF, BVF2 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

         (c) Partners is the general partner of BVF, which is an investment limited partnership. Similarly, Partners is the general partner of BVF2, which also is an investment limited partnership. BVF Inc. is an investment adviser to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

         (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Lampert is a citizen of the United States of America.

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 7 of 9 Pages
-------------------------                                   ------------------

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since November 1, 1999, Partners, in its capacity as general partner of BVF, has caused such limited partnership to purchase 7,000 shares of the Stock for an aggregate consideration of $27,451.90, utilizing BVF's working capital.

         BVF2, utilizing its working capital, has acquired 344,257 shares of the Stock from BVF and certain of the managed accounts, for an aggregate consideration of $1,157,994.49. In connection therewith, BVF transferred 111,287 shares of the Stock for consideration in the amount of $374,341.65, and the managed account transferred 232,970 shares of the Stock for consideration in the amount of $783,652.84. These transactions effected a shift in the shares beneficially owned by BVF to BVF2, but the aggregate number of shares beneficially owned by Partners and BVF Inc. was not affected; nor did the transactions change the pecuniary interest of Partners and BVF Inc. in the Stock.

In addition, Partners in its capacity as general partner of BVF2, has caused such limited partnership to purchase an aggregate number of 50,000 shares of the Stock for an aggregate consideration of $201,732.50, utilizing BVF2's working capital.

Further, Partners, in its capacity as investment manager of a managed account, has transferred directly to the beneficial owners of that managed account or to a liquidating fund established for their benefit, 180,185 shares of the Stock for no consideration.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 385,413 shares of the Stock, BVF2 beneficially owns 394,257 shares of the Stock, Partners beneficially owns 796,050 shares of the Stock, and BVF Inc. beneficially owns 796,050 shares of the Stock, approximately 5.7%, 5.8%, 11.8% and 11.8%, respectively, of the aggregate number of shares outstanding as of December 7, 1999 (as reported in Advanced Magnetics' most recent annual report on Form 10-K).

         (b) BVF shares voting and dispositive power over the 385,413 shares of the Stock it beneficially owns with Partners. BVF2 shares voting and dispositive power over the 394,257 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 796,050 shares of the Stock they beneficially own with, in addition to BVF and BVF2, the managed accounts on whose behalf Partners, as investment manager, acquired such shares. The managed accounts on whose behalf Partners owns or has owned, shares of the Stock are Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd.") and Investment 10 L.L.C., an Illinois limited liability company ("ILL10"). Together, BVF Ltd. and ILL10 are referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 8 of 9 Pages
-------------------------                                   ------------------

for investment purposes and its business address is: BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

         (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons in the last sixty (60) days. All transactions made with a broker were made for cash in open market, over-the-counter transactions. The remainder were private transactions made without a broker involving transfers to BVF2 from BVF and certain managed accounts as well as between a managed account and either its beneficial owners directly or a liquidating fund established for the benefit of the owners. No other transactions in the Stock have been effected by the Reporting Persons in the last sixty (60) days.

         (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement Regarding Joint Filing

         Exhibit B - Transactions in the Stock by the Reporting Persons during the past sixty (60) days.

-------------------------                                   ------------------
 CUSIP NO. 00753P 10 3                  13D                 Page 9 of 9 Pages
-------------------------                                   ------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:
                                -------------------------------------
                                Mark N. Lampert
                                President

         BIOTECHNOLOGY VALUE FUND II, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:
                                -------------------------------------
                                Mark N. Lampert
                                President


         BVF PARTNERS L.P.

         By:               BVF Inc., its general partner


                           By:
                              ---------------------------------------
                              Mark N. Lampert
                              President

         BVF INC.


                           By:
                              ---------------------------------------
                              Mark N. Lampert
                              President

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING

         The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, Biotechnology Value Fund II, L.P., a Delaware limited partnership, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by this amendment to Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: January 10, 2000

         BIOTECHNOLOGY VALUE FUND, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:
                                -------------------------------------
                                Mark N. Lampert
                                President

         BIOTECHNOLOGY VALUE FUND II, L.P.

         By:      BVF Partners L.P., its general partner

                  By:      BVF Inc., its general partner


                           By:
                                -------------------------------------
                                Mark N. Lampert
                                President


         BVF PARTNERS L.P.

         By:               BVF Inc., its general partner


                           By:
                               --------------------------------------
                               Mark N. Lampert
                               President

         BVF INC.


                           By:
                              ---------------------------------------
                              Mark N. Lampert
                              President

                                    EXHIBIT B

               TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                           DURING THE PAST SIXTY DAYS

-------------------------------------------------------------------------------------------------------------
    SETTLEMENT         BY          FOR THE          QUANTITY        PRICE PER        TYPE OF TRADE     BROKER
    ----------         --          -------          --------        ---------        -------------     ------
       DATE                       ACCOUNT OF                          SHARE
       ----                       ----------                          -----
-------------------------------------------------------------------------------------------------------------
12/17/99            Partners        BVF             111,287        $3.6368              Transfer        NB
-------------------------------------------------------------------------------------------------------------
12/17/99            Partners        BVF2            111,287        $3.6368              Transfer        NB
-------------------------------------------------------------------------------------------------------------
12/17/99            Partners        BVF Ltd.        232,970        $3.6368              Transfer        NB
-------------------------------------------------------------------------------------------------------------
12/17/99            Partners        BVF2            232,970        $3.6368              Transfer        NB
-------------------------------------------------------------------------------------------------------------
12/21/99            Partners        BVF               7,000        $3.8717              Purchase        HRZG
-------------------------------------------------------------------------------------------------------------
12/21/99            Partners        BVF2             10,000        $3.8717              Purchase        HRZG
-------------------------------------------------------------------------------------------------------------
12/22/99            Partners        BVF2              5,000        $4.5625              Purchase        HRZG
-------------------------------------------------------------------------------------------------------------
12/28/99            Partners        BVF2             25,000        $3.9328              Purchase        HRZG
-------------------------------------------------------------------------------------------------------------
12/30/99            Partners        BVF2             10,000        $3.9375              Purchase        HRZG
-------------------------------------------------------------------------------------------------------------
01/03/00            Partners        BVF Ltd.        180,185        $4.1250              Transfer        NB
-------------------------------------------------------------------------------------------------------------

HRZG        =        Herzog, Heine & Geduld
NB          =        No Broker